Green Bond Program Province of Québec February 2018 EXHIBIT 99.15

Economic Outlook Québec’s economy has experienced a significant acceleration over the last two years. Growth in real gross domestic product (GDP) rose from 1.0% in 2015 to 1.4% in 2016. In 2017, real GDP growth should be 2.6%, up 0.9% from the March 2017 forecast. In 2018, real GDP is expected to grow by 1.8%. This growth will be driven primarily by higher household consumption (+3.4%) and growth in non-residential business investment (+2.9%). In 2017, the strong performance of the Québec economy fostered the creation of 90,200 jobs, an increase of 2.2% compared to 2016. Québec’s labour market is expected to remain strong in the coming years. In 2018, 41,000 jobs are projected to be created, an increase of 1.0%. In 2017, the unemployment rate was 6.1%. It is expected to be 5.9% in 2018.

Strong Public Finances and Debt Reduction Québec recorded budgetary surpluses of $2.2 billion in 2015-2016 and of $2.4 billion in 2016-2017. Québec expects to maintain a balanced budget for the current year and for subsequent years. As anticipated in last year’s budget, gross debt increased slightly in 2016-2017, by $143 million, but its weight of the economy will continue to decline. In March 2017, gross debt stood at 51.9% of GDP. The objective is to reduce gross debt to 45% of GDP and accumulated deficits to 17% of GDP by March 2026.

FINANCING PROGRAM Government’s financing program(1) (millions of dollars) Fiscal year starts April 1. As at February 16, 2018. Québec’s long-term borrowing program for 2017-2018 reached 10,339 million Canadian dollars. To date, we have borrowed 16,807 million dollars. The financing program is expected to reach 20,341 million dollars in 2018-2019 and 19,957 million dollars in 2019‑2020. 22,764 16,807 20,341 19,957 18,785 21,326 6,468 10,339 162.6%(2) completed

Basis of Québec Green BondS To demonstrate its commitment not only to developing the Green Bond market, but also to protecting the environment, Québec put in place a Green Bond program in February 2017. When the program was introduced, the Québec government indicated that it would be a regular issuer on the Green Bond market. On February 24, 2017, Québec priced its first-ever Green Bond (dated March 3), becoming the second government to issue a Green Bond in the Canadian market. As the proceeds from this first issue are allocated, Québec plans to issue its second Green Bond, in the near future, subject to market conditions. Québec’s Green Bond program draws on the Green Bond Principles (GBP), a set of guidelines created to bring more transparency to the issuing process, the disclosure and the reporting. CICERO (Center for International Climate Research) issued an independent opinion on the framework and the selection process of Québec’s Green Bond program. Québec’s Green Bond framework was awarded the highest possible rating, dark green.

Characteristics of Québec Green BondS Québec Green Bonds (GBs) are used to raise capital for specific projects that generate tangible benefits with regard to protecting the environment, reducing greenhouse gas (GHG) emissions or adapting to climate change in Québec. Québec Green Bonds have the same characteristics as conventional bonds in terms of price, yield, maturity and credit ratings. They constitute valid bonds of Québec and rank pari passu with each other and with all other debt issued by Québec. Holders of these bonds do not assume any project-related risks.

Eligible green projects Eligible green projects (excluding electricity generation projects involving fossil fuels and nuclear energy) correspond to one of the following categories: Public Transit Energy Efficiency Renewable Energy Sustainable Waste Management Sustainable Land Development Water Management or Water Treatment Forest, Agricultural Land, and Land Management Climate Adaptation and Resilience

Québec infrastructure plan Eligible projects must be included in the Québec Infrastructure Plan (QIP). − Accordingly, the GBs will have no impact on debt reduction targets.

Selection Process of Eligible Projects The Green Bond Advisory Committee (GBAC) selects eligible projects complying with the standards and strict policies of the Québec government. The GBAC is comprised of representatives from various Québec government departments and agencies: Ministère des Finances (MFQ) Ministère du Développement durable, de l’Environnement et de la Lutte contre les changements climatiques Ministère des Transports, de la Mobilité durable et de l’Électrification des transports Secrétariat du Conseil du trésor When issuing Green Bonds, the MFQ selects projects from the list drawn up by the GBAC. The value of each project must be over 25 million Canadian dollars

Use of proceeds, Transparency and Reporting An amount equal to the net proceeds from each Green Bond issue is credited to a designated account, in order to track the use and allocation of funds related to eligible projects. As long as the account has a positive balance, amounts equivalent to the funds disbursed are deducted from the balance as they are allocated to eligible projects approved under Québec’s Green Bond framework. Pending subsequent disbursements, the unallocated balance is invested in short-term Treasury bills or in short-term notes issued or guaranteed by the Québec government or another Canadian government. The first disbursements required for the projects selected must be made within 12 months following the Green Bond issue or within 6 months prior to the issue. Québec promotes its GB initiative in a dedicated section of the MFQ website. In addition, it publishes an annual newsletter for investors. The MFQ just published its first newsletter.

NEW AZUR MÉTRO CARS PROJECT Photo: Société de transport de Montréal (STM)

NEW AZUR MÉTRO CARS PROJECT Description The project involves the STM’s acquisition of 54 AZUR trains (486 cars), 38 of which are to replace the 1963 métro cars (MR-63) and 16 are as additional ones. These new cars feature leading edge design and technology. Advantages: Improves the customers’ transit experience (quality of the information provided, comfort, ventilation, safety); Expected gains in train enhanced performance and reliability; Contributes to the métro’s universal accessibility; Leads to major beneficial economic impacts for Québec.

NEW AZUR MÉTRO CARS PROJECT Main sustainability advantages Thanks to the AZUR cars, the STM aims to: Reach 440 million public transit trips on the STM network by 2025; Increase electric-powered travel on its network from 69.5% to 88.6% in 2025; Reduce GHG emissions per passenger-kilometre by 6% by 2025 (from 47.4 g of CO2 eq. per passenger-kilometre in 2015 to 44.7 g of CO2 eq. per passenger-kilometre in 2025).

Photo: Société de transport de Montréal (STM) RÉNO-SYSTÈMES PROJECT

RÉNO-SYSTÈMES PROJECT Description The Réno-Systèmes program attends to the replacement, construction or refurbishment of the métro’s network operational stationary equipment: Escalators, ventilation, elevators; Rail equipment and switches; Signaling and power supply equipment; Telecommunications and operational control systems. Advantages: Improvement in the reliability, availability and safety of the metro’s network operational stationary equipment (fewer service outages); Improvement in communications (public address system); Improvement in response times in the event of a service outage; Improvement in universal accessibility.

RÉNO-INFRASTRUCTURES PROJECT Photo: Société de transport de Montréal (STM)

RÉNO-INFRASTRUCTURES PROJECT Description Réno-Infrastructures program attends to the replacement or refurbishment of the métro infrastructure while optimizing investments by using them as levers to improve the service quality and performance. The métro infrastructure includes all stations, tunnels, auxiliary structures, as well as garages and workshops. Advantages: Maintain the condition and reliability of the infrastructure; Maintain the availability and safety of the métro network; Improve the universal accessibility; Restore several works of art.

HYBRID BUS PURCHASE PROJECT Photo: Société de transport de Montréal (STM)

HYBRID BUS PURCHASE PROJECT Description The purchase of 258 hybrid biodiesel-electric buses is a key element in the STM’s strategy toward electrification. Based on projections, the STM should hold a fleet of vehicles comprised entirely of hybrid and/or electric vehicles from 2029 onwards. Advantages: The customers’ transit experience is greatly improved with the rollout of these buses, as they are quieter, more comfortable and, depending on their configuration, provide air-conditioning.

HYBRID BUS PURCHASE PROJECT Main sustainability advantages Increase in the bus network’s passenger capacity with the addition of 100 hybrid buses in 2018 (at that point, their number should represent about 14.9% of the overall fleet); Increase in public transportation trips relying on electricity; Reduced GHG emissions per passenger-kilometre as hybrid biodiesel-electric buses burn up to 30% less fuel.

Green Bond Issue Plans In an investor-based diversification effort, Québec will consider both green and non-green investors, although preference may be given to socially responsible investors. Québec will use an exempt list approach for Canadian investors. Size and maturity will be determined in response to market demand, taking into account the availability of eligible projects to ensure sufficient secondary market liquidity. Québec could consider reopening the issue in the future. As with its first issue: The next Green Bond will be realized in Canadian dollars. A global offering format will be used. This way Québec will be able to offer the bonds to domestic and international investors. Québec will use a combination of its domestic underwriting syndicate as well as international banks. The choice will be made to optimize both primary distribution and secondary market-making. Québec launched its Green Bond program and priced its first Green Bond issue (dated March 3) in February 2017. It plans to issue its second Green Bond, subject to market conditions.

POTENTIAL FUNDING ALLOCATION The four projects, that met the selection criteria for the first issue, will again be eligible for funding as part of the next potential Green Bond issue. We expect a minimum of 100 million dollars to be disbursed for these four projects in the very near future following the closing of the next potential Green Bond issue. Project name Category Potential funding allocation (%) New AZUR métro cars Public transit [50-100] Réno-Systèmes Public transit [0-15] Réno-Infrastructures Public transit [0-10] Hybrid bus purchase Public transit [0-25]

Legal notice This presentation was compiled by the Ministère des Finances (Québec). This information is intended for general information purposes only and does not constitute an offer to sell or a solicitation of offers to purchase securities. It has not been approved by any securities regulatory authority and it is not sufficient for the purpose of deciding to purchase securities. It may have errors or omissions resulting from electronic conversion, downloading or unauthorized modifications. Statements in this presentation may be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve uncertainties, risks, and other factors which could cause the state of Québec’s economy to differ materially from the forecasts and economic outlook contained expressly or implicitly in such statements. Québec undertakes no obligation to update forward-looking statements to reflect new information, future events or otherwise, except as may be required under applicable laws and regulations. While the information in this presentation, when posted or released, was believed to be reliable as of its date, NO WARRANTY IS MADE AS TO THE ACCURACY OR COMPLETENESS OF THIS DOCUMENT OR THE INFORMATION IT CONTAINS.